Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA  19103-7098
Telephone:  (215) 564-8000
Fax:  (215) 564-8120

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December 31, 2009

Via E-mail and EDGAR Transmission

  Laura Hatch
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          Jacob Funds Inc.
Registration Statement on Form N-1A (File Numbers: 333-82865 and 811-09447)

Dear Ms. Hatch:

On behalf of Jacob Funds Inc. (the “Registrant”), this letter responds to each of the comments you orally conveyed to Taylor Brody with respect to the Registrant’s Post-Effective Amendment No. 11 filed on November 9, 2009 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”).  For your convenience, we have summarized each of your comments in bold, in the order that you provided them, and have set forth the Registrant’s response immediately below each comment.  The revisions indicated below will be included in the Registrant’s subsequent filing under Rule 485(b) of the 1933 Act.

Comments Related to the Jacob Small Cap Growth Fund Prospectus (the “Small Cap Prospectus”)

1.	Comment – On page 2 of the Small Cap Prospectus, state that shareholders will receive notice of any change in the Jacob Small Cap Growth Fund’s investment objective.

Response – On page 2, Registrant has added the following sentence to the description of the Jacob Small Cap Growth Fund’s investment objective:

The Fund will provide shareholders with notice of any such change.

2.
Comment – In the first sentence in the third paragraph on page 2, specify an index or other point of comparison by which to assess whether the Jacob Small Cap Growth Fund has achieved “superior market returns.”

Response – The reference to achieving “superior market returns has been deleted so that the first sentence in the third paragraph on page 2 now reads as follows:

The Adviser manages the Fund’s portfolio in an aggressive growth style.

Laura Hatch
U.S. Securities and Exchange Commission
December 31, 2009

3.
Comment – With regard to page 5 of the Small Cap Prospectus, please note that once the Jacob Small Cap Growth Fund commences operations, it should adopt the performance history of the Rockland Small Cap Growth Fund.

Response – The Registrant respectfully declines to have Jacob Small Cap Growth Fund adopt the performance history of the Rockland Small Cap Growth Fund.  Under Instruction 4 to Item 2 of Form N-1A, if a fund has not had the same investment adviser during previous calendar years, the fund may begin the bar chart and the performance information in the table on the date that the current adviser began to provide advisory services to the fund subject to the conditions in Instruction 11 of Item 22(b)(7) of Form N-1A.  The Registrant will comply with the conditions to Instruction 11 of Item 22(b)(7) of Form N-1A.

4.
Comment – On page 7, under the heading, “Adviser’s Fees.”, insert the following sentence from footnote ** to the Fees and Expenses table on page 5 of the Small Cap Prospectus: “Please note that the maximum waiver is 0.90%, which means that it is possible that the Fund’s overall expenses could exceed 2.45%.”

Response – The requested revision has been made.

5.
Comment – Replace all references throughout the Small Cap Prospectus to purchase or redemption orders being “received and accepted” with references to the orders being “received” or “received in good order” since the use of “accepted” could be misleading.

Response –References to orders being “received and accepted” have been replaced with references to orders being “received in good order.”  “Good order” is defined in the Small Cap Prospectus.

6.	Comment – Change the first “By Internet” sub-heading on page 15 of the Small Cap Prospectus to “By Telephone.”

Response – The requested revision has been made.

7.	Comment – Confirm that no shares of the Jacob Small Cap Growth Fund will be sold prior to the closing of the reorganization.

Response – Registrant confirms that no shares of the Jacob Small Cap Growth Fund will be sold prior to the closing of the reorganization.

 Comments Related to the Jacob Wisdom Fund Prospectus (the “Wisdom Prospectus”)

1.	Comment – On page 2 of the Wisdom Prospectus, state that shareholders will receive notice of any change in the Jacob Wisdom Fund’s investment objective.

Response –On page 2, Registrant has added the following sentence to the description of the Jacob Wisdom Fund’s investment objective:

The Fund will provide shareholders with notice of any such change.

Laura Hatch
U.S. Securities and Exchange Commission
December 31, 2009

2.
Comment – In the first paragraph under “Principal Investment Strategies” on page 2 of the Wisdom Prospectus, provide greater detail as to the type of debt securities that the Fund will invest in, including the maturity and quality of such securities.

Response – On page 2, Registrant has added the following sentence to “Principal Investment Strategies”:

The Fund may, to a lesser extent, invest in investment grade fixed income or debt securities to seek income.

3.	Comment – With regard to page 4 of the Wisdom Prospectus, please note that once the Jacob Wisdom Fund commences operations, it should adopt the performance history of the Wisdom Fund.

Response – The Registrant respectfully declines to have Jacob Wisdom Fund adopt the performance history of the Wisdom Fund.  Under Instruction 4 to Item 2 of Form N-1A, if a fund has not had the same investment adviser during previous calendar years, the fund may begin the bar chart and the performance information in the table on the date that the current adviser began to provide advisory services to the fund subject to the conditions in Instruction 11 of Item 22(b)(7) of Form N-1A.  The Registrant will comply with the conditions to Instruction 11 of Item 22(b)(7) of Form N-1A.

4.	Comment – In the Fees and Expenses table on page 5 of the Wisdom Prospectus, the Management Fee Waiver Listed should be (0.50%) and the Net Annual Fund Operating Expenses listed should be 2.09%.

Response – The requested revision has been made.

5.
Comment – In the last sentence of the first paragraph in the section entitled, “Adviser.” on page 6 of the Wisdom Prospectus, change the reference to the Jacob Wisdom Fund to the Jacob Small Cap Growth Fund.

Response – The requested revision has been made.

6.
Comment – On page 7 of the Wisdom Prospectus, under the heading, “Adviser’s Fees.”, insert the following sentence from footnote ** to the Fees and Expenses table on page 5 of the Wisdom Prospectus: “Please note that the maximum waiver is 0.50%, which means that it is possible that the Fund’s overall expenses could exceed 1.95%.”

Response – The requested revision has been made.

7.
Comment – Replace all references throughout the Wisdom Prospectus to purchase or redemption orders being “received and accepted” with references to the orders being “received” or “received in good order” since the use of “accepted” could be misleading.

Response – References to orders being “received and accepted” have been replaced with references to orders being “received in good order.”  “Good order” is defined in the Wisdom Prospectus.

8.	Comment – Change the first “By Internet” sub-heading on page 15 of the Wisdom Prospectus to “By Telephone.”

Laura Hatch
U.S. Securities and Exchange Commission
December 31, 2009

Response – The requested revision has been made.

9.	Comment – Confirm that no shares of the Jacob Wisdom Fund will be sold prior to the closing of the reorganization.

Response – Registrant confirms that no shares of the Jacob Wisdom Fund will be sold prior to the closing of the reorganization.

Comments Related to the Statement of Additional Information (“SAI”)

1.
Comment – Under the heading, “A.  Investment Strategies and Risks”, on page 2 of the SAI, replace the investment objective stated for the Jacob Wisdom Fund with the version included in the Wisdom Prospectus.

Response – The requested revision has been made.

2.	Comment – Change the reference to “Exchange Traded Wisdom Funds” on page 3 of the SAI to “Exchange Traded Funds.”

Response – The requested revision has been made.

3.	Comment – Include a discussion of foreign securities under the heading, “B. Description of the Fund’s Portfolio Securities and Derivatives”, for the Jacob Wisdom Fund.

Response – The following language has been added to the SAI:

Foreign Securities.  The Wisdom Fund may invest up to 25% of its net assets in foreign securities, including securities of emerging market countries.  The Wisdom Fund may invest directly in foreign companies or purchase foreign company securities traded on U.S. exchanges.  The Wisdom Fund may also invest in foreign companies by purchasing depositary receipts.  Depositary receipts are certificates normally issued by U.S. banks that evidence the ownership of shares of a foreign issuer, as described below.

Investment in foreign companies, including issuers located in emerging market countries, involves somewhat different investment risks from those of investing in U.S. domestic companies.  There may be limited publicly available information with respect to foreign issuers and foreign issuers are not generally subject to uniform accounting, auditing and financial standards and requirements comparable to those applicable to domestic companies.  There may also be less government supervision and regulation of foreign securities exchanges, brokers and listed companies than in the United States.  Foreign securities markets generally have substantially less volume than domestic securities exchanges and securities of some foreign companies are less liquid and more volatile than securities of comparable domestic companies.  Indirect costs, such as brokerage commissions and other transaction costs, on foreign securities exchanges are generally higher than in the United States.  Dividends and interest paid by foreign issuers may be subject to withholding and other foreign taxes, which may decrease the net return on foreign investments as compared to dividends and interest paid to the Wisdom Fund by domestic companies.  The foreign securities in which the Wisdom Fund invests may indirectly be affected, favorably or unfavorably, by the relative strength of the U.S. dollar, changes in foreign currency and U.S. dollar exchange rates and exchange control regulations.  Additional risks include future political and economic developments, the possibility that a foreign jurisdiction might impose or increase withholding taxes on income payable with respect to foreign securities, the possible seizure, nationalization or expropriation of the foreign issuer or foreign deposits (in which the Wisdom Fund could lose its entire investment in a certain market) and the possible adoption of foreign governmental restrictions such as exchange controls.

Laura Hatch
U.S. Securities and Exchange Commission
December 31, 2009

Emerging Market Securities.  Investments and opportunities for investments by foreign investors in emerging market countries are subject to a variety of national policies and restrictions.  These restrictions may take the form of prior governmental approval, limits on the amount or type of securities held by foreigners, limits on the types of companies in which foreigners may invest and prohibitions on foreign investments in issuers or industries deemed sensitive to national interests.  Additional restrictions may be imposed at any time by these or other countries in which the Wisdom Fund invests.  Although these restrictions may in the future make it undesirable to invest in emerging countries, the Wisdom Fund’s investment adviser (the “Adviser”) does not believe that any current registration restrictions would affect its decision to invest in such countries.

Depositary Receipts.  Depositary receipts include American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”), Global Depositary Receipts (“GDRs”) or other forms of depositary receipts.  Depositary receipts are certificates evidencing ownership of shares of a foreign issuer.  Depositary receipts are issued by banks or trust companies and generally trade on an established market in the United States or elsewhere.  The underlying shares are held in trust by a custodian bank or similar financial institution in the issuer’s home country.  ADRs are receipts issued by a U.S. bank or trust company evidencing ownership of underlying securities issued by foreign issuers.  ADRs may be listed on a national securities exchange or may be traded in the over-the-counter market.  EDRs also represent securities of foreign issuers and are designated for use in European markets.  A GDR represents ownership in a non-U.S. company’s publicly traded securities that are traded on foreign stock exchanges or foreign over-the-counter markets.  The depository bank may not have physical custody of the underlying securities at all times and may charge fees for various services, including forwarding dividends and interest and corporate actions.  Depositary receipts are alternatives to directly purchasing the underlying foreign securities in their national markets and currencies.  However, depositary receipts continue to be subject to many of the risks associated with investing directly in foreign securities.  These risks include foreign exchange risk as well as the political and economic risks of the underlying issuer’s country as detailed in the Wisdom Fund’s Prospectus.

Laura Hatch
U.S. Securities and Exchange Commission
December 31, 2009

The Wisdom Fund may purchase depositary receipts whether they are “sponsored” or “unsponsored.” “Sponsored” depositary receipts are issued jointly by the issuer of the underlying security and a depository, whereas “unsponsored” depositary receipts are issued without participation of the issuer of the deposited security.  Holders of unsponsored depositary receipts generally bear all the costs of such facilities and the depository of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts in respect of the deposited securities.  Therefore, there may not be a correlation between information concerning the issuer of the security and the market value of an unsponsored depositary receipt.  Depositary receipts may result in a withholding tax by the foreign country of source, which will have the effect of reducing the income distributable to shareholders.

4.	Comment – Be consistent with the use of numbers under the heading, “B. Description of the Fund’s Portfolio Securities and Derivatives”, for the Jacob Small Cap Growth Fund and the Jacob Wisdom Fund.

Response – The numbers have been deleted throughout this section.

5.	Comment – On page 20 under the heading, “A. Investment Adviser”, add a paragraph describing the investment advisory fee waiver for the Jacob Wisdom Fund.

Response – The following paragraph has been added:

The Adviser has contractually agreed, for a period of two years after the Wisdom Fund reorganization, to waive its advisory fees in an amount up to an annual rate of 0.50% of the average daily net assets, to the extent that the Wisdom Fund’s Total Annual Operating Expenses (excluding any taxes, interest, brokerage fees and non-routine expenses) exceed 1.95% of average daily net assets for the Wisdom Fund.  Pursuant to its fee waiver agreement with each Fund, the Adviser is entitled to recoup any fees that it waived for a period of three years following such fee waivers to the extent that such recoupment by the Adviser will not cause a Fund to exceed any applicable expense limitation that was in place for the Fund when the fees were waived.

6.
Comment – In the section entitled, “A. Other Accounts Managed”, on page 25 of the SAI, account for each type of account listed in Item 15 of Form N-1A, including those with performance-based fees separately, for all of the portfolio managers of the Funds.

Laura Hatch
U.S. Securities and Exchange Commission
December 31, 2009

Response – This section has been revised to include the other accounts managed for the Funds’ portfolio managers, Ryan I. Jacob and Francis J. Alexander, in accordance with Item 15.  Darren Chervitz conducts research for the Funds, but is not a portfolio manager, and thus, Mr. Chervitz is not included in this section of the SAI.  In order to clarify Mr. Chervitz’s role with the Funds, his biography in the prospectuses has been separated from those of the two portfolio managers.  The section entitled, “A. Other Accounts Managed”, in the SAI has been revised as follows:

Ryan I. Jacob is primarily responsible for the day-to-day management of the Funds’ portfolios.  As of November 9, 2009, Mr. Jacob did not manage any other accounts.  Francis J. Alexander is an assistant portfolio manager of the Funds and assists Mr. Jacob in the management of the Funds’ assets and securities.  In addition to the Funds, Mr. Alexander manages other accounts.  The following table sets forth information regarding the total accounts for which Mr. Alexander had day-to-day management responsibilities as of November 30, 2009.

Other Accounts*	Total Accounts		Accounts with Performance Fees
	Number
		Assets (in millions)	Number	Assets (in millions)

Registered Investment Companies	0	$0	0	$0

Other Pooled Investment Vehicles	0	$0	0	$0

Other Accounts	6	$60	0	$0

*  The other accounts managed by Mr. Alexander are not managed on behalf of the Adviser, but managed on behalf of a different federally registered investment adviser owned by Mr. Alexander.  Mr. Alexander provides portfolio manager services to the Funds through his affiliation with the Adviser and provides investment management services to the other accounts for the other adviser that he owns.

The management of multiple accounts may give rise to potential conflicts of interest if the Funds and accounts have different objectives, benchmarks, time horizons, and fees as the portfolio manager must allocate his time and investment ideas across multiple accounts. The Adviser seeks to manage such competing interests for the time and attention of portfolio managers by having a chief portfolio manager whose sole account is the Funds.  The management of personal accounts by the portfolio managers may give rise to potential conflicts of interest. The Trust’s code of ethics is designed to address such conflicts.  The Funds have adopted certain compliance procedures that are designed to address these, and other, types of conflicts. However, there is no guarantee that such procedures will detect each and every situation where a conflict arises.

Laura Hatch
U.S. Securities and Exchange Commission
December 31, 2009

*           *           *           *

We believe that the foregoing responses on behalf of the Registrant reasonably address your comments and concerns.  Please telephone me at (215) 564-8198 or Taylor Brody at (215) 564-8071 if you have any questions or wish to discuss any of the responses.

Very truly yours,

/s/Michael P. O’Hare
Michael P. O’Hare

cc:              Ryan I. Jacob